Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Patni Computer Systems Limited:

We consent to the incorporation by reference in the registration statement (File No. 333- 170042) on Form S-3 and registration statement (File Nos. 333-134689, 333-71057 and 333-20033) on Form S-8 of iGATE Corporation of our report dated February 25, 2011, with respect to the consolidated balance sheets of Patni Computer Systems Limited as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in the Form 8-K of iGATE Corporation dated September 27, 2011.

/s/ KPMG

Mumbai

September 27, 2011